Direct Response Financial Services, Inc.
2899 Agoura Road, Suite 115
Westlake Village, CA  91361

May 12, 2006

VIA EDGAR FILING

Securities and Exchange Commission
Attn: Mr. Jorge Bonilla, Sr. Staff Accountant
Washington, DC  20549

Re:       DIRECT RESPONSE FINANCIAL SERVICES, INC.
            Form 10-KSB for year ended 1/31/2005 / Filed 5/2/2005
            File No. 333-52268

Dear Mr. Bonilla:

          This letter is in response to the issues raised in your letter to the Company of April 17, 2006.  The comments from your office and the Company’s responses are listed below.

          FORM 10-KSB/A FOR THE YEAR ENDED JANUARY 31, 2005

          Financial Statements and Notes

          Note 8 – Restatement of Financial Statements, page F-13

          1.       We note that the 2005 and 2004 have not been restated and you have valued the embedded beneficial conversion feature using the prescribed formula in the debenture.  All contracts classified as derivative liabilities should be measured at fair value, with changes in fair value reported in earnings each period.  Your embedded beneficial conversion calculation appears to utilize an intrinsic value rather than fair value.  Please clarify how your calculation represents fair value and how your accounting for changes in fair value comply with SFAS 133.

          Company Response – The Company is in the process of revising the subject financial statements taking into consideration the Commission’s suggestion of re-measuring the liability account and recoding the items in the income statement.  Both the Company’s accountant and auditors have taken into their computations the effect of the requirement that on any date the debenture conversions and warrant exercises can never exceed 5% of the Company’s outstanding stock.  This conclusion means that at no time can the liability exceed the sum of the value of the shares owned and that amount that would bring the total liability to the amount of 5% of the outstanding common stock.

Securities and Exchange Commission
Attn: Mr. Jorge Bonilla, Sr. Staff Accountant
May 12, 2006

          Note 5 – Investments, page F-11

          2.       Tell us how you considered the disclosure requirements outlined in paragraphs 50-52 of EITF 00-19.

          Company Response – In its revisions the Company intends to follow the disclosure requirements outlined in paragraphs 50-52 of EITF 00-19.

          In connection with the above responses, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings and that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  Further, the Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your time and attention to the above.  Should you desire further comments or clarification with respect to the foregoing, please feel free to contact the undersigned.

                                                                        Sincerely,

                                                                        Direct Response Financial Services, Inc.

                                                                        /s/ Douglas R. Hume

                                                                        Douglas R. Hume, General Counsel

DRH: